UNITED STATES SECURITIES AND EXCHANGE COMMISSION
Washington, D.C.   20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934
Amendment No. 2

HEALTHDESK, CORPORATION
(Name of Issuer)

Common Stock
(Title Class of Securities)

42220T-10-2
(CUSIP Number)

Mr. John Pappajohn
Equity Dynamics, Inc.
2116 Financial Center
Des Moines, Iowa  50309
515-244-5746
(Name, Address and Telephone Number of Person Authorized to
 Receive Notices and Communications)

August 19, 1997
(Date of Event which Requires Filing of this Statement)

Check the following box if a fee is being paid with this statement: / /


(1)    NAME OF REPORTING PERSON
       S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

       John Pappajohn  ###-##-####

(2)    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP

       (a)  /  /
       (b)  /  /

(3)    SEC USE ONLY

(4)    SOURCE OF FUNDS

       PF

(5)    CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
       PURSUANT TO ITEMS 2(d) OR 2(e)

       /   /

(6)    CITIZENSHIP OR PLACE OR ORGANIZATION

       U.S.A.

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REAPORTING
PERSON WITH:

(7)    SOLE VOTING POWER

       1,170,000

(8)    SHARED VOTING POWER

       0

(9)    SOLE DISPOSITIVE POWER

       1,170,000

(10)   SHARED DISPOSITIVE POWER

       0

(11)   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING
       PERSON

       1,170,000

(12)   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
       CERTAIN SHARES

       /  /

(13)   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 11

       21.66%

(14)   TYPE OF REPORTING PERSON

       IN


SCHEDULE 13D

The information contained herein is filed with respect to the Common Stock, no par value (the "Stock") of HealthDesk Corporation by John Pappajohn (Pappajohn).



Item 1.     Security and Issuer

     The Class of securities to which this Statement relates is the Common Stock, no par value (the "Stock") of HealthDesk Corporation, a California Corporation (the "Company"), whose address is 2560 Ninth Street, Suite 220, Berkeley, California, 94710. The principal executive officers of HealthDesk Corporation are:

       Peter O'Donnell     Chairman of the Board of Directors
                           President
       Tim Yamauchi        Chief Financial Officer, Secretary and
                           Treasurer

Item 2.      Identity and Background

     This Statement is being filed by John Pappajohn, whose business address is 666 Walnut Street, 21st Floor, Des Moines, Iowa, 50309. Mr. Pappajohn is the President of Equity Dynamics, Inc., a financial consulting firm, and sole owner of Pappajohn Capital Resources, a venture capital firm, both located in Des
Moines, Iowa.   Mr. Pappajohn has also been designated a Director
of HealthDesk Corporation.

     During the last five years Mr. Pappajohn has not been convicted in any criminal proceeding, excluding traffic violations or similar misdemeanors. During the last five years Mr. Pappajohn has not been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction as a result of which he was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

     Mr. Pappajohn is a citizen of the United States of America.

Item 3.     Source and Amount of Funds or Other Consideration

     On August 19, 1997, Mr. Pappajohn purchased 10,000 shares of Common Stock of HealthDesk Corporation for the total consideration (including brokerage charges and commissions) of approximately $34,115. Mr. Pappajohn acquired such shares of Common Stock with personal funds.

     On July 22, 1997, Mr. Pappajohn purchased 10,000 shares of Common Stock of HealthDesk Corporation for the total consideration (including brokerage charges and commissions) of approximately $35,515. Mr. Pappajohn acquired such shares of Common Stock with personal funds.

     On July 9, 1997, Mr. Pappajohn purchased 10,000 shares of Common Stock of HealthDesk Corporation for the total consideration (including brokerage charges and commissions) of approximately $39,390. Mr. Pappajohn acquired such shares of Common Stock with personal funds.

     On May 15, 1997, Mr. Pappajohn purchased 25,000 shares of Common Stock of HealthDesk Corporation for the total consideration (including brokerage charges and commissions) of approximately $78,140. Mr. Pappajohn acquired such shares of Common Stock with personal funds.


Item 4.     Purpose of the Transaction

     The Stock was acquired for investment purposes only.

       (a) Mr. Pappajohn expects to hold the Stock for investment purposes and has no plans to dispose of the shares or options of HealthDesk Corporation.

       (b - j)  Not Applicable.

Item 5.     Interest in Securities of the Issuer

       (a) Mr. Pappajohn owns 1,160,000 shares of Stock representing 21.47% of HealthDesk Corporation's issued and outstanding shares and 10,000 Options representing 0.19%.

       (b) Mr. Pappajohn has sole power to vote or direct the vote and sole power to dispose or direct the disposition of the 1,160,000 shares of Stock and 10,000 Options.

       (c) On August 19, 1997, Mr. Pappajohn purchased 10,000 shares of Common Stock of HealthDesk Corporation in the open market at $3.41 per share.

            On July 22, 1997, Mr. Pappajohn purchased 10,000 shares of Common Stock of HealthDesk Corporation in the open market at $3.55 per share.

            On July 9, 1997, Mr. Pappajohn purchased 10,000 shares of Common Stock of HealthDesk Corporation in the open market at $3.94 per share.

            On May 15, 1997, Mr. Pappajohn purchased 25,000 shares of Common Stock of HealthDesk Corporation in the open market at $3.13 per share.

       (d - e)  Not applicable.


Item 6.     Contracts, Arrangements, Understandings or
            Relationships with Respect to Securities of Issuer

     No contracts, arrangements, understandings or relationships (legal or otherwise) have been entered into by Mr. Pappajohn and any other person with respect to any of the Stock of HealthDesk Corporation except those that have been described herein and/or are attached hereto as exhibits.


Item 7.     Material to be Filed as Exhibits

     Not applicable.

Item 8.     Certification and Signature:

     After reasonable inquiry and to the best of my knowledge and belief, the undersigned certifies that the information set forth in this Statement is true, complete and correct.

Dated:  August 22, 1997

/s/ John Pappajohn
-------------------------------
John Pappajohn